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                              September 12, 2023

       Paul Schmidt
       Chief Financial Officer
       Gold Fields Limited
       150 Helen Road
       Sandown, Sandton, 2196
       South Africa

                                                        Re: Gold Fields Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-31318

       Dear Paul Schmidt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022 Filed March 30,
2023

       Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the
       Securities Act, page 30

   1. We note your summary disclosure includes operating properties, however does not appear to include all
properties in which you have a direct or indirect economic interest, as required by Item
1303(a)(1) of Regulation S-K. For example we note your disclosure on page 84 of your
Integrated Annual Report regarding strategic investments that have not been included in your
summary table. Please revise your summary disclosure to include all properties in which
you have a direct or indirect economic interest, as required by Item
                                                        1303(a)(1) of
Regulation, including the disclosure required under Item 1303(b) of
                                                        Regulation S-K.
 Paul Schmidt
FirstName
Gold FieldsLastNamePaul  Schmidt
            Limited
Comapany 12,
September  NameGold
               2023 Fields Limited
September
Page 2     12, 2023 Page 2
FirstName LastName
Exhibits

2. We are unable to locate your mining and processing schedule in the Cerro Corona Copper and Gold Mine technical report summary dated December 31, 2022, filed as Exhibit 96.8.
         For example, page 95 includes a reference to the Cerro Corona Copper and Gold Mine mining and processing schedule in Section 12.2, however the schedule appears to be missing. Additionally in Table 19.1.1 on page 96 of the Cerro Corona technical report summary, we are unable to reconcile the quantities sold, with the LOM processed, when applying the recovery percentage. Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation